UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission file number 001-35530
BROOKFIELD RENEWABLE PARTNERS L.P. (Exact name of Registrant as specified in its charter)
91 Front Street, 1st Floor Hamilton, HM 12 Bermuda (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

EXHIBIT LIST

Exhibit	Description
99.1	Form of Proxy
99.2	Notice of Special Meeting of Unitholders and Joint Management Information Circular

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BROOKFIELD RENEWABLE PARTNERS L.P., by its general partner, BROOKFIELD RENEWABLE PARTNERS LIMITED

Date:	August 31, 2026	By:	/s/ James Bodi
Name: James Bodi
Title: President